

May 2, 2011

Mr. Marc D. Hamburg
SVP & Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

> **Re:** **Berkshire Hathaway Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-14905**

Dear Mr. Hamburg:

   We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

   After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

(3) Investments in fixed maturity securities, page 73

1. You disclose that during the fourth quarter of 2010 you recorded other-than-temporary impairment charges of $1,020 million on certain fixed maturity securities where you concluded that you were unlikely to receive all remaining contractual principal and interest amounts when due. Please tell us the securities comprising this charge. In addition, please provide us proposed revised disclosure to be included in future periodic reports that describes the facts and circumstances that led you to record the other-than-temporary impairment in the fourth quarter of 2010, how you determined the amount of the impairment and why the impairment was appropriately not recorded in an earlier period.

Mr. Marc D. Hamburg
Berkshire Hathaway Inc.
April 29, 2011
Page 2

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comment and related matters. In this regard, do not hesitate to contact me, at (202) 551-3752.

                                Sincerely,

                                Gus Rodriguez
                                Accounting Branch Chief